UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          COLUMBUS MCKINNON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                                  199333-10-5
--------------------------------------------------------------------------------
                                 (Cusip Number)


                               Jeffrey E. Schwarz
                      Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                             Robert F. Lietzow, Jr.
                         Lakeway Capital Partners, LLC
                               660 Madison Avenue
                               New York, NY 10021
                                 (212)371-0600

                                Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                 with copies to:

                               Joseph F. Mazzella
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                  617-345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 2 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  COLUMBUS MCKINNON SHAREHOLDERS COMMITTEE (1)
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,265,545
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,265,545
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.53%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00
================================================================================
(1) Consists of Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc., Jeffrey Schwarz, Karen Finerman, Lakeway Capital Partners, LLC, Robert F. Lietzow, Jr., Scoggin, Inc.,Scoggin, LLC, Curtis Schenker and Craig Effron, each of whom joins in this filing, and each of whom denies beneficial ownership of the shares beneficially owned by the other members of the Committee except as otherwise described in Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 3 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           371,290
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      371,290
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  371,290
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 4 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL III, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           246,210
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      246,210
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  246,210
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.66%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 5 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BEDFORD FALLS INVESTORS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           371,290
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      371,290
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  371,290
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 6 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           246,210
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      246,210
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  246,210
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.66%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 7 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JEFFREY E. SCHWARZ
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           617,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,200
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      617,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  624,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.21%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 8 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  KAREN FINERMAN
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           617,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      617,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  617,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.16%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 9 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           325,000
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      325,000
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  325,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 10 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           325,000
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      325,000
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  325,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 11 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           158,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      158,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  158,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.07%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 12 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN INTERNATIONAL FUND, LIMITED
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  COMMONWEALTH OF BAHAMAS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           158,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      158,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  158,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.07%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 13 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CURTIS SCHENKER
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           488,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      488,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  496,100
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.34%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 14 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CRAIG EFFRON
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      5,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           483,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             5,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      483,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  488,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.29%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 15 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAKEWAY CAPITAL PARTNERS, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           122,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      122,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  122,450
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .82%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 16 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           118,750
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      118,750
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  118,750
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .80%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 17 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS II, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .02%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 18 of 27 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  ROBERT F. LIETZOW, JR.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      17,295
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           122,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             17,295
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      122,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  139,745
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .94%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 19 of 27 Pages
          -----------                                       --------------------

         This Amendment No. 5 relates to the Schedule 13D originally filed on behalf of certain of the Reporting Persons with the Securities and Exchange Commission on May 6, 1999, as supplemented and amended by Amendment No. 1 to
Schedule 13D filed on May 24, 1999, Amendment No. 2 to Schedule 13D filed on May 28, 1999, Amendment No. 3 to Schedule 13D filed on June 18, 1999 and Amendment No. 4 to Schedule 13D filed on July 20, 1999. The text of Items 3,4,5 and 7, to the extent previously supplemented and amended, are hereby further supplemented and amended as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

        The source and amount of funds used to acquire the Common Stock beneficially owned by each Reporting Person is as follows:

        (i) The Committee does not own any shares separately from those owned by its members.

        (ii)    (A)   The  sources  of the  funds  used by Metropolitan  Capital to purchase Common Stock on behalf of Bedford Falls were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls was $6,235,866. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

                (B) The sources of funds used to purchase Common Stock on behalf of Metropolitan International were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns & Company. The approximate aggregate amount of funds used to purchase such securities was $4,450,152.50. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.

        (iii)  (A)    The  sources of funds used by  Scoggin,  Inc.  to purchase
                      Common  Stock on behalf of Scoggin  Capital  were  working capital and margin borrowing  through  brokerage  accounts maintained  at  Spear  Leeds &  Kellogg.  The  approximate aggregate amount of funds used to purchase such securities for Scoggin Capital was $6,018,150.50. The portion of such
                      funds   provided  by  margin   borrowing  is  not  readily
                      determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.

                (B) The source of funds used by Scoggin, LLC to purchase Common Stock on behalf of Scoggin International were working capital and margin borrowing through brokerage accounts maintained at Spear Leeds & Kellogg. The approximate aggregate amount of funds used to purchase such securities for Scoggin International was $3,306,076.50. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 20 of 27 Pages
          -----------                                       --------------------


         (iv)   (A)   The  sources  of  the  funds  used  by Lakeway  Capital to purchase  Common  Stock on behalf of Yaupon  and Yaupon II
                      were  working   capital  and  margin   borrowing   through
                      brokerage  accounts  maintained  at Spear Leeds & Kellogg.
                      The approximate aggregate amount of funds used to purchase such securities for Yaupon and Yaupon II was $2,251,360.
                      The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market transactions.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The following supplements the information previously provided and set forth in this Item 4 to Schedule 13D, as amended.

         As previously reported, each of the Reporting Persons has acquired the Issuer's securities over time to obtain a substantial equity position for investment. The transaction initially reported on herein was the action of the Reporting Persons to enter into an Agreement (attached as Exhibit B to the initial Schedule 13D) to nominate and elect a slate of directors who would implement a shareholder maximization process. At the Issuer's Annual Meeting of Shareholders held on August 16, 1999 (the "Annual Meeting"), the Issuer's incumbent directors were re-elected.

         By letter to Timothy Tevens, Chief Executive Officer of the Issuer, dated October 22, 1999 (attached hereto as Exhibit H), certain of the Reporting Persons repeated their proposal that the Company explore alternatives to the management's strategy. The Reporting Persons intend to continue to communicate with management, other shareholders and third parties regarding transactions which may result in enhanced values to shareholders. The Reporting Persons have agreed that they will consult with each other regarding such communications from time to time, and may share the expenses of such activities.

         Each of the Reporting Persons may pursue the above steps individually, or cooperatively with each other and other parties. To the extent one or more of them do so, they may consult with experts, enter into agreements or understandings with each other and third parties, or act together in the purchase and sale of common stock of the Issuer, including with respect to the allocation of expenses and securities pricing in such transactions. The Reporting Persons may modify their intentions, and will continually consider modifications of their investment and position, or trade in the Issuer's securities from time to time based upon developments in the Issuer's business, actions of management or a change in market or other conditions, and may individually or together reduce or increase such holdings on an individual or aggregate basis irrespective of their intention to pursue strategic alternatives for the Issuer. In addition, the Reporting Persons may initiate other steps and actions to affect the management or control of the Issuer based upon a determination by them that the Issuer's management is not adequately considering acquisition proposals made by third parties.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 21 of 27 Pages
          -----------                                       --------------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

        (i) The Committee may be deemed to beneficially own 1,265,545 shares of Common Stock, constituting approximately 8.53% of the shares outstanding.

        (ii) (A) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 371,290 shares representing 2.50% of Common Stock of the Issuer beneficially owned by Bedford Falls, which does not include 2,000 shares beneficially owned by certain employees of an affiliate of Metropolitan Capital.

                In addition to the above, Metropolitan Capital may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

                (B) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan International. Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 246,210 shares representing 1.66% of the Common Stock of the Issuer owned by Metropolitan International.

                 In addition to the above, Metropolitan Capital III, Inc. may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6.

                (C) Jeffrey Schwarz may be deemed the beneficial owner of 617,500 shares representing 4.16% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital and Metropolitan Capital III, Inc. Jeffrey Schwarz is the beneficial owner of 7,200 shares representing .05% of the Common Stock of the Issuer which he owns individually, which does not include 6,800 shares beneficially owned by certain family members and trusts established for the benefit of certain family members of Jeffrey Schwarz.

                In addition to the above, Jeffrey Schwarz may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 22 of 27 Pages
          -----------                                       --------------------

                (D) Karen Finerman may be deemed the beneficial owner of 617,500 shares representing 4.16% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of Metropolitan Capital III, Inc., which does not include 8,000 shares beneficially owned by certain family members of Karen Finerman.

                In addition to the above, Karen Finerman may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

        (iii) (A) Scoggin, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, Scoggin, Inc. may be deemed to have shared voting and dispositive power over the 325,000 shares representing 2.20% of the Common Stock of the Issuer beneficially owned by Scoggin Capital.

                In addition to the above, Scoggin, Inc. may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the agreement referred to in Item 6 of the original Schedule 13D.

                (B) Scoggin, LLC has purchased no shares of Common Stock of the Issuer solely for its own account. However, Scoggin, LLC may be deemed to have shared voting and dispositive power over 158,600 shares representing 1.07% of the Common Stock of the Issuer benefically owned by Scoggin International.

                In addition to the above, Scoggin, LLC may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Commitee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

                (C) Curtis Schenker may be deemed the beneficial owner of 483,600 shares representing 3.26% of the Common Stock of the Issuer as a result of his being a director and executive officer of Scoggin, Inc. In addition, Curtis Schenker may be deemed beneficial owner of 5,000 shares representing .03% of the Issuer as a result of being a controlling partner in certain partnerships that own such shares. Schenker also is the beneficial owner of 7,500 shares representing .05% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Curtis Schenker may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

                (D) Craig Effron may be deemed the beneficial owner of 483,600 shares representing 3.26% of the Common Stock of the Issuer as a result of his being a director and executive officer of Scoggin, Inc. Effron is the beneficial owner of 5,000 shares representing .03% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Craig Effron may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the the Committee and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 23 of 27 Pages
          -----------                                       --------------------

        (iv) (A) Lakeway Capital has purchased no shares of Common Stock of the issuer solely for its own accounts. However, Lakeway Capital may be deemed to have shared voting and dispositive power over the 122,450 shares representing .82% of Common Stock of the Issuer beneficially owned by Yaupon and Yaupon II.

                In addition to the above, Lakeway Capital may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committe and a party to the Agreement referred to in Item 6 of the original Schedule 13D.

                (B) Robert F. Lietzow, Jr. may be deemed the beneficial owner of 122,450 shares representing .82% of the Common Stock of the Issuer as a result of his being the sole Managing Member of Lakeway Capital. Lietzow is the beneficial owner of 17,295 shares representing .12% of the Common Stock of the Issuer which he owns individually.

                In addition to the above, Lietzow may be deemed to have shared voting power over 1,265,545 shares of Common Stock of the Issuer representing 8.53% by virtue of being a member of the Committee and a party to the agreement referred to in Item 6 of the original Schedule 13D.

The number of shares  beneficially  owned and the  percentage of  outstanding  shares  reported  thereby,  for each of the Reporting
Persons,  have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership  described in this  Amendment No. 5 to Schedule 13D are based on an aggregate  14,844,300  shares of Common Stock reported outstanding by the Issuer in its Form 10-Q filed on August 18, 1999.

(c) Transactions in the class of securities reported on herein effected in the last 60 days by Metropolitan Capital Advisors, Inc.
    for and on behalf of Bedford Fall Investors, L.P. are as follows:

          Date                Purchase/Sale          No. of Shares          Price Per Share             Total
        10/15/99                Purchase                 2,250                  $16.75               $37,680.00
        10/19/99                Purchase                 2,240                  $16.46               $36,863.00

Transactions in the class of securities reported on herein effected in the last 60 days by Metropolitan Capital III, Inc. for and on behalf of Metropolitan Capital Advisors International, Ltd. are as follows:

          Date                Purchase/Sale          No. of Shares          Price Per Share             Total
        10/15/99                Purchase                 2,800                  $16.75               $46,887.00
        10/19/99                Purchase                 2,810                  $16.46               $46,239.50

Transactions  in the class of  securities  reported on herein  effected in the last 60 days by  Scoggin,  Inc.  for and on behalf of
Scoggin Capital Management, L.P. are as follows:

          Date                Purchase/Sale          No. of Shares          Price Per Share             Total
        10/14/99                Purchase                 2,500                  $16.75               $41,862.50

Transactions in the class of securities reported on herein effected in the last 60 days by Scoggin, LLC for and on behalf of Scoggin
International Fund Limited are as follows:

          Date                Purchase/Sale          No. of Shares          Price Per Share             Total
        10/14/99                Purchase                 1,450                  $16.75               $24,285.50
        10/19/99                Purchase                 3,950                  $16.46               $64,990.00

Transactions in the class of securities reported on herein effected in the last 60 days by Lakeway Capital Partners,  LLC for and on behalf of Yaupon Partners, L.P. are as follows

          Date                Purchase/Sale          No. of Shares          Price Per Share             Total
        10/15/99                Purchase                 1,000                  $16.75               $16,752.50
        10/19/99                Purchase                 1,000                  $16.46               $16,462.50


(d) Not Applicable

(e) Not Applicable

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 24 of 27 Pages
          -----------                                       --------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A.  Agreement of Joint Filing (Previously Filed)

        Exhibit B.  Agreement of Stockholders (Previously Filed)

        Exhibit C.  Letter to Issuer dated May 5, 1999 (Previously Filed)

        Exhibit D.  Letter to Issuer dated May 24, 1999 (Previously Filed)

        Exhibit E.  Letter to Shareholders dated May 24, 1999 (Previously Filed)

        Exhibit F.  Issuer's Complaint filed May 25, 1999 (Previously Filed)

        Exhibit G.  Press Release dated May 26, 1999 (Previously Filed)

        Exhibit H.  Letter to Timothy Tevens dated October 22,1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 25 of 27 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  METROPOLITAN CAPITAL ADVISORS, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                                  METROPOLITAN CAPITAL III, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                               METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
                               By: Metropolitan Capital III, L.P.
                                    By: Metropolitan Capital III, Inc.


                               By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                  Jeffrey E. Schwarz, Chief Executive Officer



                                BEDFORD FALLS INVESTORS, L.P.
                                By: Metropolitan Capital Advisors, L.P.
                                    By: Metropolitan Capital Advisors, Inc.


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz

                                By:     /s/ Karen Finerman
                                   ---------------------------------------------
                                   Karen Finerman


Dated as of: October 25, 1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 26 of 27 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Yaupon Partners, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Yaupon Partners II, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Lakeway Capital Partners, LLC


                                By:     /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                By:    /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.


Dated as of: October 25, 1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 27 of 27 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Scoggin Capital Management, L.P.
                                By: S&E Partners, L.P., its General Partner
                                By: Scoggin, Inc., its General Partner


                                By:        /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Executive Officer


                                SCOGGIN INTERNATIONAL FUND, LTD.
                                By: Scoggin, LLC, its Investment Advisor


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, LLC

                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, Inc.


                                By:       /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Chief Executive Officer


                                By:      /s/ Craig Effron
                                   ---------------------------------------------
                                   Craig Effron


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker

Dated as of: October 25, 1999

                                   EXHIBIT H
                                   ---------
October 22, 1999



Mr. Timothy Tevens
Chief Executive Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228-1197

Dear Tim:

         This past summer the Columbus McKinnon's Shareholder Committee unsuccessfully fought a proxy contest in which we proposed an alternate slate of directors for election to the Company's board. Our agenda was to immediately pursue a strategy of value maximization, principally by actively exploring a sale, merger or recapitalization of the Company. You argued that it was not the time to sell the Company, that management had a plan to maximize shareholder value and that shareholders would soon see the benefits of that plan. The performance of Columbus's stock price since the annual meeting shows that the market is dissatisfied with management's strategy and now is the time to take immediate steps to maximize shareholder value.

         Yesterday, the Company's stock closed at $15 5/8 per share, down 22% since management's Board was re-elected on August 16, down 13.2% percent in calendar 1999, and down 35.6% since the beginning of 1998. Yesterday's closing price is a mere 4% above the price at which the Company went public, over 3 1/2 years ago. This represents an annual rate of return of approximately 1%.

         Moreover, it appears that even the sell-side analysts are beginning to lose their confidence in the stock. Bear Stearns has reduced it price target a whopping 25%, from $32 to $24, and the consensus earnings estimate for fiscal 2000 has declined.

         Despite your recent poor performance, we continue to believe that there is significant unrealized value in Columbus's core business. The core business generates enormous cash and the Company trades at a very low multiple to cash flow. The Company is a dominant player in the hoist industry, and its products enjoy an excellent reputation. For this reason, we believe that Columbus's would be an attractive acquisition target for a corporate buyer, strategic investor or a leveraged buy-out firm. Based on our conversations with third parties, we are convinced that there would be interest in the Company, if management were more receptive.

         We have demonstrated our conviction that there is significant unrealized value in Columbus McKinnon by purchasing more stock since the annual meeting. We had hoped to see management show a similar conviction. Frankly, given the low market price of the stock, we have been stunned that management purchases have been nothing but anemic. We are no less than appalled that you, the CEO of the Company, who earns close to half a million dollars a year, have bought only 250 shares, since the shareholder meeting. We can only conclude that when it comes to your personal assets, you have little confidence in your own plan for shareholder value. It is unreasonable to expect other shareholders and the market to endorse a plan in which you apparently don't have confidence.

         We urge you to reconsider your opposition to our strategy and to focus your efforts on maximizing shareholder value. Our group intends to monitor your efforts to create value for Columbus's shareholders, and we will continue to have discussions with other shareholders, investment bankers and potential purchasers of the Company so that we can help secure maximum value for all shareholders.



Sincerely,



Jeffrey E. Schwarz